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January 19, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Christina Chalk, Esq.
                 Evan Jacobsen, Esq.

Re:	Tongjitang Chinese Medicines Company
Schedule 13E-3
Filed on November 26, 2010
File No. 005-83729

Dear Ms Chalk:

In connection with the agreement and plan of merger dated as of October 29, 2010 (the “Merger Agreement”), by and among Tongjitang Chinese Medicines Company, a Cayman Islands company (the “Company”), Hanmax Investment Limited, a British Virgin Islands company (“Hanmax”) wholly owned by Mr. Xiaochun Wang, chairman of the board of directors of the Company, Fosun Industrial Co., Limited, a Hong Kong company (“Fosun”) and Tonsun International Company Limited, a Cayman Islands company (“Merger Sub”), we are filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, the “Transaction Statement”) initially filed with the Commission on November 26, 2010 on behalf of the filing persons named in Amendment No. 1 (the “Filing Persons”).

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

This letter sets forth the Company’s responses to comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Commission dated December 23, 2010 (the “Comment Letter”) relating to the Transaction Statement. For the Staff’s convenience, each of the Staff’s comments has been stated below in its entirety, with the Company’s response to a particular comment set out immediately under such comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. When indicated, the responses described below are contained in Amendment No. 1.

Schedule 13E-3

Introduction

1.
We note your statement that the filing of the Transaction Statement shall not be construed as an admission by any of the filing persons or by any affiliate of a filing person, that Tongjitang is “controlled” by any other filing person or that any filing person is an “affiliate” of Tongjitang within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.  The identification of a filing person on the Schedule 13E-3 renders such disclaimer inappropriate.  Please revise.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 3 of Amendment No. 1.

2.
Mr. Wang is the chairman of the board of directors of Tongjitang and he wholly owns filing person Hanmax.  Therefore, it appears that Mr. Xiaochun Wang is an affiliate engaged, directly or indirectly, in the going private transaction.  Please revise to include him as a filing person and to include all required disclosure.  Alternatively, please advise us why this is not necessary.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement to include Mr. Wang as a filing person and to include all required disclosures. Please see the facing page and pages 3 and  11 of Amendment No. 1 and pages 3, 18 and 81 and Annex D of the Proxy Statement filed as Exhibit 99(a)(1) thereto.

3.
Filer Fosun Industrial is a wholly owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co. Ltd., which is itself 49% owned by Fosun High Technology.  Fosun High Technology is in turn a wholly owned subsidiary of Fosun International Ltd. which is 78.2% owned by Fosun Holdings Ltd. which is a holding company with no operations and wholly owned by Fosun International Holdings.  Each of the Fosun entities is controlled by Mr. Guo Guangchung.  Tell us why each of these “Fosun entities” and Mr. Guo Guangchung are not included as filers on the Schedule 13E-3.  Specifically address, for each, their involvement in this transaction and their general relationship in the management and control of each other Fosun entity, including the one already listed as a filer here.  With respect to Mr. Guo Guangchung, describe any direct relationship he may have with Tongjitang independent of his control of the Fosun entities,

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

Response:  We supplementally advise the Staff that none of Shanghai Fosun Pharmaceutical (Group) Co. Ltd, Shanghai Fosun High Technology (Group) Co. Ltd., Fosun International Limited, Fosun Holdings Limited, Fosun International Holdings Ltd. and Guo Guangchang have been actively involved in this transaction, and their general relationship in the management and control of each other Fosun entity is as set forth in Annex D (as amended) to the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1. With respect to Mr. Guo Guangchang, he has no direct relationship with Tongjitang independent of his control of each other Fosun entity.  In response to the Staff’s comment, we have amended the Transaction Statement to include these parties as filing persons and to include all required disclosures. Please see the facing page and pages 3 and 11 of Amendment No. 1 and pages 3, 18 and 81 and Annex D of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

4.
See our last comments above.  Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person(s) added in response to the preceding comment.  For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.  Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981).  In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of Tongjitang, and this fact should be reflected in the disclosure.  Alternatively, and to the extent applicable, the affiliate may adopt the analysis and conclusions of another filing party on the Schedule 13E-3.  In addition, be sure that each new filer signs the Schedule 13E-3.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement to include these parties as filers and to include all required disclosures. Please see the facing page and pages 3 and 11 of Amendment No. 1 and pages 3, 18 and 81 and Annex D of the Proxy Statement filed as Exhibit 99(a)(1) thereto.

Exhibit 99(a)(1) – General

5.
On page 14, you disclose for the first time that holders of ADSs will not have the right to seek appraisal and payment of the fair value of the shares underlying their ADSs, while those who hold in direct share form will have the right to do so.  This fact should be very prominently disclosed throughout the Transaction Statement, including on the cover page.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 2 of the letter to shareholders accompanying the Proxy Statement, which is the earliest practicable location for the addition of such information and please note such information has been included in bold capitalized font.  Also, please see page 2 of the notice of extraordinary general meeting of shareholders and pages 3 and 15 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

6.	See our last comment above. Provide more detailed instructions regarding how and by when ADS holders must convert their ownership into direct share form in order to perfect appraisal rights.

Response:  Please see the response to the Staff’s comment number five above.

Summary Term Sheet – Shareholder Vote Required to Adopt the Merger Agreement, page 2

7.
If the vote in favor of the merger is already assured by virtue of the fact that participants in the transaction own 82.7% of the shares, explain your statement that the vote of other shareholders is “very important to the completion of the merger.”  If there is any effect under Cayman or Chinese law if you receive the approval of a majority (or some other percentage) of the unaffiliated shareholders, please disclose.

Response:  We respectfully refer the Staff to the description of the shareholder approval that is required for adoption of the merger agreement that appears on page 2 of the Transaction Statement (and throughout the Transaction Statement) insofar as it states that “The merger cannot be completed unless the Merger Agreement is adopted by the affirmative vote of a majority in number of shareholders representing 75% in value of the Shares present and voting together as one class in person or by proxy at the extraordinary general meeting and entitled to vote thereon.”  We further refer the Staff to Section 5.1(c)(1) of the Merger Agreement filed as Exhibit 99(d)(1) to Amendment No. 1.  Because of the requirement under Cayman Islands corporate law to obtain the affirmative vote of the majority in number of shareholders, the vote of each shareholder is thus important to completion of the merger.  The approval of a majority of the unaffiliated shareholders is not required for the merger.

In addition, for the purposes of clarification, we have amended the Transaction Statement. Please see page 2 of the letter to shareholders accompanying the Proxy Statement and page 2 of the notice of the extraordinary general meeting of shareholders, and pages 2 and 14 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

Financing of the Merger, page 4

8.	Briefly describe the conditions set forth in the Facility Agreement upon which the funding under the credit facility is conditioned.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 4 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Interests of Tongjitang’s Executive Officers and Directors in the Merger, page 5

9.
Rather than simply noting that conflicts of interest exist, briefly describe the interests of insiders in this transaction while referencing more detailed disclosure later in the Transaction Statement.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see pages 5 and 15 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Special Factors, page 20

10.	Please move the “Special Factors” section so that it is prominently disclosed in the front of the Transaction Statement. See Exchange Act Rule 13e-3(e)(1)(ii).

Response: In response to the Staff’s comment, we have amended the Transaction Statement to include the disclosures required by Items 7, 8 and 9 of Schedule 13E-3 in the front of the Transaction Statement. Please see pages 3 and 4 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Background of the Proposed Merger, page 20

11.
Please revise your disclosure throughout this section to eliminate generic references to discussions or negotiations between the parties; instead, briefly describe the substance of those discussions and negotiations in more detail by identifying the persons involved, who initiated contact, and the conclusions drawn from each meeting.  See Item 1005 of Regulation M-A.  For example, revise the first paragraph on page 23 to include a more detailed discussion of why the independent committee unanimously resolved to authorize additional discussions with third parties regarding a possible sale of non-core assets, and revise the penultimate paragraph on page 23 to include a more detailed discussion of the “other strategic and financial alternatives” that were discussed at the May 28, 2010 meeting.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

Response:  In response to the Staff’s comment, we have amended the Transaction Statement to eliminate generic references and to describe the substance of discussions and negotiations in more detail. Please see pages 20-27 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.  We supplementally confirm to the Staff that, other than as disclosed, there were no indications of interest received from any of the potential strategic or financial buyers that were contacted by Morgan Stanley, and that as a result, there were no discussions or negotiations between the Company and any party other than the filing persons.

12.
Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Where appropriate, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and reports.  In addition, to the extent not already filed, please file all relevant reports, opinions, or appraisals as exhibits to the Schedule 13E-3.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement.  Please see page 27 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

As disclosed on page 26, on October 8, 2010, Morgan Stanley provided the independent committee with its preliminary financial analysis. We supplementally advise the staff that on October 8, 2010, the independent committee noted that the analysis contained inaccurate information relating to the number of fully diluted shares of the Company. Specifically, the analysis included in the number of fully diluted shares options which had an exercise price that was lower than the offer price and, therefore, not likely to be exercised. This resulted in the financial analysis being materially inaccurate. The independent committee determined not to rely on the analysis and requested that Morgan Stanley prepare a revised analysis using the correct fully diluted share number. Accordingly, Morgan Stanley revised its analysis using the correct information and presented its revised analysis to the independent committee on October 12, 2010. Due to the material inaccuracies contained in the October 8, 2010 presentation and the fact that the independent committee expressly determined not to rely on this presentation, we have not included the presentation as an exhibit to the Transaction Statement. We supplementally advise the staff that the October 12, 2010 presentation contained the same financial analyses as that contained in the October 8, 2010 presentation, and differed only in that the October 12, 2010 presentation reflected the analyses on the basis of the correct number of fully diluted shares. We have attached the corrected October 12, 2010 presentation to the Transaction Statement as exhibit 99(c)(2).

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

We further supplementally advise the Staff that, subsequent to providing the final presentation on October 29, 2010, Morgan Stanley noted a couple of minor errors in the LBO analysis.  Specifically, Morgan Stanley used EBITDA of the exit year instead of the forward EBITDA, which is EBITDA of the year following the assumed exit year, while calculating the exit value and used the number of shares of the bidding parties, rather than the total number of shares of the Company while deriving the value per ADS.  The correction of these inaccuracies resulted in the implied value per ADS range prior to the disposal of the non-core assets changing from US$2.76 - US$3.88 to US$2.77- US$3.90, and the implied value per ADS range post the disposal of the non-core assets changing from US$2.57 - US$3.61 to US$2.40- US$3.37.  Morgan Stanley re-circulated the final presentation to the independent committee with the corrected pages on November 22, 2010 and noted the changes.  The presentation described in the Transaction Statement and attached as exhibit 99(c)(3) is the final presentation with the corrected pages.

Finally, we supplementally confirm to the Staff that no other presentations or materials were distributed to the independent committee of the Company.

13.
Please revise to discuss why it appears that throughout what you describe as “extensive negotiations,” the independent committee apparently never asked the Buyer Parties to increase the purchase price.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see pages 24 and 26 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

14.
Provide more details concerning the September 21, 2010 sale of the Company’s non-core assets and other transactions listed in the fifth paragraph in this section.  In particular, describe any involvement of or interest in Company insiders in any of the listed transactions that preceded this proposed merger.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement.  Please see pages 20 and 25 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

15.
Provide additional details on the Company’s attempt to solicit other buyers.  For example, in the next section on page 28, you note that Morgan Stanley approached 12 prospective other buyers, including five prospective financial buyers and seven prospective strategic buyers, but was ultimately unsuccessful in identifying a competing transaction.  This process and the associated negotiations should be described in reasonable detail.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see pages 20-27 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

16.	Expand to discuss the background, from his perspective, of Mr. Xiaochun Wang’s proposal to take the Company private when he initiated such discussions with Fosun in January 2010.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 21 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

17.
See our last comment above.  If Mr. Xiaochun Wang approached Fosun in early January 2010 concerning taking Tongjitang private, and the two parties engaged legal representatives by February 2010 and were actively engaged in negotiations of the terms of the proposed merger in the same month, tell us why a Schedule 13D was not filed until April 2010.  We may have additional comments.

Response: The following supplemental information is being provided to the Staff in response to the Staff’s comment.  Although Mr. Xiaochun Wang initiated the discussion of a potential going private transaction for the Company with Fosun in early January 2010, and Fosun (though not Wang Xiaochun) initiated consultation with Baker & McKenzie LLP and Conyers Dill & Pearman (collectively, the “Legal Counsel”) in February 2010, who began preparing transaction and disclosure documents in contemplation of a potential going private transaction, it was not until early April 2010, after the Legal Counsel provided updated draft transaction documents and Mr. Xiaochun Wang met with Fosun to discuss whether to proceed with the going-private transaction, that the formal decision was made by both Mr. Xiaochun Wang and Fosun to jointly retain the Legal Counsel and proceed with the transaction.  It was at this time that preliminary discussions concerning a hypothetical transaction solidified into a concrete course of action, following which, Xiaochun Wang, Hanmax and Fosun promptly filed a Schedule 13D in connection with submitting a proposal to Tongjitang’s board of directors.

Until the Legal Counsel were able to provide transaction documents with terms acceptable to each of Mr. Xiaochun Wang and Fosun, Mr. Xiaochun Wang and Fosun did not have an oral or written agreement or understanding regarding their joint involvement in a potential going private transaction for the Company. It is well settled that a shareholder is not required to file a Schedule 13D to disclose “tentative plans or inchoate plans.” Todd Shipyards Corp. v. Madison Fund, Inc., 547 F. Supp. 1383, 1387 (S.D.N.Y. 1982). Accordingly, “unless a course of action is decided upon or intended, it need not be disclosed” in a Schedule 13D. Azurite Corp. Ltd. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995).  Here, Mr. Xiaochun Wang and Fosun merely had tentative and indefinite ideas about a hypothetical going private transaction that could not be undertaken without first agreeing on terms acceptable to both parties. Prior to submitting a proposal to the Company’s board of directors, the discussions between Mr. Xiaochun Wang and Fosun were merely exploratory discussions and preliminary negotiations that could have been terminated at any time.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

Fosun and Mr. Xiaochun Wang have broad freedom to discuss the possible going private transaction relating to Tongjitang without filing Schedule 13D. Section 13(d) permits parties to “obtain information with relative freedom, to discuss preliminarily the possibility of entering into agreements and to operate with relative freedom until they get to the point where they do in fact make arrangements which they must record under the securities laws.”  See Lane Bryant, Inc. v. Hatleigh Corp., 1980 WL 1412 at *1 (S.D.N.Y. June 9, 1980); also see Pantry Pride, Inc. v. Rooney, 598 F. Supp 891, 900 (S.D.N.Y. 1984).  In addition, disclosure of “indefinite plans does not serve the purposes of [Section] 13(d) and, indeed, may actually mislead investors.” Purolator v. Tiger International, Inc., 510 F. Supp. 554, 556 (D.D.C. 1981).

Therefore, neither Fosun nor Mr. Xiaochun Wang were required to disclose that they were considering a potential going private transaction for the Company and it was appropriate for Mr. Xiaochun Wang and Fosun to file a Schedule 13D to report the proposed transaction when they submitted their proposal to the board of directors of the Company. To clarify the course of actions taken by Mr. Xiaochun Wang and Fosun before the filing of Schedule 13D on April 8, 2010, in response to the Staff’s comment, we have revised the disclosure in the “Background of the Proposed Merger” section on page 21 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

18.
On page 22, expand to describe the additional information concerning the possible sale of the Company’s non-core assets requested and received by the independent committee in May 2010.  Describe how that information was analyzed by the committee.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see pages 22 and 23 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

19.
See our last comment above.  Note that any reports, opinions or appraisals provided by the financial advisor relating to the sale of the non-core assets would appear to be materially related to this going private transaction, given the timing of the sales and their relationship with the merger.  Therefore, such reports should be described in considerable detail in the Transaction Statement and must be filed as exhibits to the Schedule 13E-3.  Please revise or advise.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

Response:  The Company supplementally confirms to the Staff that it did not receive a report, opinion or appraisal from the financial advisor relating to the sale of the non-core assets other than the information regarding the sale of the non-core assets contained within the presentations filed as Exhibits to the Transaction Statement.

20.	See page 24. Did Company A explain why it withdrew its interest in acquiring the Company? If so, please disclose.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 24 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

21.
In this section, you describe several new commitment letters for the financing of this proposed transaction received by the parties during the months leading up to the filing of this Transaction Statement.  Revise to briefly explain why the terms of the financing changed so many times during the course of the negotiations.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement to clarify that the commitment letters entered into on July 4 and July 30, 2010 were a result of the expiration of the previous commitment letters of April 1 and June 4, 2010, respectively.  Please see pages 21 and 24 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Reason for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 27

22.
Your description of the factors considered by the parties to the transaction in assessing its fairness should include a discussion of both those factors weighing in favor of, as well as those weighing against, its substantive and procedural fairness.  Please revise this section and the subsequent one discussing the fairness from the perspective of the parties other than Tongjitang to address both positive and negative factors and how they were considered.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 34 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

23.
Please revise the first bullet point on page 32 to briefly describe the details of Mr. Xiaochun Wang’s prior failed proposal to purchase the company.  In the “Background” section or where appropriate in the Transaction Statement, more detailed disclosure about such attempt to purchase the Company must be provided, including, when it occurred, the materials terms and structure of the proposal, and why it was not pursued.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see pages 21 and 32 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

24.
On page 32, you state that the “foregoing discussion of information and factors considered by the independent committee and our board of directors is not intended to be exhaustive, but includes a number of the factors considered by the independent committee and our board of directors.”  We note similar language in the last paragraph on page 34.  The quoted language suggests that you have not listed all of the factors considered, discussed and adopted.  Please revise to discuss all material factors considered, discussed and adopted, and to remove any implication that the factors listed are incomplete.  See Item 1014(b) of Regulation M-A.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see pages 32 and 34 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

25.
Refer to the first paragraph on page 33.  The board of directors, rather than the independent committee, must express an opinion on the substantive and procedural fairness of the proposed merger on behalf of the Company.  It may adopt both the analysis and conclusion of the independent committee, to the extent the board did not conduct its own analysis.  Please revise the expressly adopt the analysis and conclusions of the committee, or to detail the board’s own analysis and conclusions with respect to the merger.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 33 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Position of the Buyer Parties as to the Fairness of the Proposed Merger, page 33

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

26.
The discussion on pages 33 through 34 does not appear to address all of the factors described in Instruction 2 to Item 1014, or explain in detail why such factors were not deemed material or relevant.  The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  If the parties have based their conclusion and analysis regarding fairness on the conclusions and factors analyzed by another party, they must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A.  Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 34 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

27.
In the fifth bullet point on page 34, you refer to “arm’s-length” negotiations.  Please delete all references to “arm’s-length negotiations.”  Such references are inappropriate in a going private transaction by affiliates.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see pages 34 and 48 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Certain Financial Projections, page 35

28.
Please revise to include the financial projections provided to the independent committee and Morgan Stanley.  In addition, summarize the material assumptions underlying and limitations on the projections you disclose.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 35-36 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Opinion of the Independent Committee’s Financial Advisor, page 35

29.
We note your statement that the summary is qualified in its entirety by reference to the full text of such opinion.  We note similar disclosure elsewhere in your document.  Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions.  Please confirm your understanding.

Response:  In response to the Staff’s comment, we confirm that the summary of Morgan Stanley’s opinion, dated as of October 29, 2010, is complete in describing all material provisions.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

Historical ADS Price and Volume Performance, page 37

30.	Please revise to explain why Morgan Stanley used volume weighted average closing prices.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 40 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Discounted Cash Flow Analysis, page 39

31.	Please disclose the financial projections used for this analysis or include a cross-reference to where the projections appear in the document.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see pages 35 and 40 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Leveraged Buyout Analysis, page 40

32.	Please revise to explain why Morgan Stanley believed that a leveraged buy-out analysis was significant for determining whether the transaction was fair to unaffiliated shareholders.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 42 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Comparable Company Trading Analysis, page 41

33.
Please revise this section and the “Analysis of Selected Precedent Transactions” section to provide expanded disclosure concerning the methodology and criteria used in selecting these companies and transactions. Specifically, disclose whether the criteria were consistently applied and, if any company or transaction was deliberately excluded, briefly indicate the reasoning behind such exclusion.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see pages 42 and 45 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

Purposes of and Reasons for the Proposed Merger, page 50

34.
Please clarify the reason for each filing person to undertake the going private transaction at this time as opposed to other times in the company’s operating history.  See Item 1013(c) of Regulation M-A.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 52 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

35.
Describe the alternatives to this proposed merger considered by each filing person, including possible alternative transaction structures, and explain why each such alternative was not pursued.  See Item 1013(b) of Regulation M-A.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see pages 20-27 and 52 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

36.	As to the affiliated filing persons other than the Company, include the disclosure about the effect of the proposed merger required by Instruction 3 to Item 1013 of Regulation M-A.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 53 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Dissenters’ Rights, page 76

37.	Please revise the first and second sentences of the first paragraph of this section to remove the implication that the summary is incomplete and does not describe all material appraisal procedures.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 77 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Financial Information, page 78

38.
We note that you have incorporated your financial statements by reference, but have not included all of the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction 1 to Item 13 of Schedule 13E-3.  For example, but without limitation, you do not appear to have disclosed income per common share from continuing operations (basic and diluted, if applicable), and the ratio of earnings to fixed charges.  Please revise to provide all disclosure required by Item 1010(c) of Regulation M-A.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

Response:  We confirm that the Filing Persons have reviewed Item 13 of Schedule 13E-3 and Item 1010(c) of Regulation M-A and confirm that all material information has been disclosed in accordance therewith.  In addition, pursuant to Instruction 1 to Item 13 of Schedule 13E-3, the Company has explicitly incorporated by reference its consolidated financial statements from its most recent Annual Report on Form 20-F, and included instructions on how the Form 20-F can be obtained.

Please note that the information required by Item 1010(c) of Regulation M-A can be found as follows:

(1)           “Summarized financial information specified in Rule 1-02(bb)(1) of Regulation S-X” is revised and provided under “Financial Information – Selected Historical Financial Information.”

(2)           “Income per common share from continuing operations (basic and diluted, if applicable” is provided under “Financial Information – Selected Historical Financial Information” at line item “Net income (loss) attributable to Shareholders:  Basic and Diluted” as Tongjitang did not have discontinuing operations during the periods presented.

(3)           “Net income per common share (basic and diluted, if applicable)” is provided under “Financial Information – Selected Historical Financial Information” at line item “Net income (loss) attributable to Shareholders:  Basic and Diluted” as Tongjitang did not have discontinuing operations during the periods presented.

(4)           “Ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K,” is not provided, as pursuant to Item 503(d) of Regulation S-K, Tongjitang is not registering and does not have any debt securities outstanding.

(5)           “Book value per share as of the date of the most recent balance sheet” is provided under “Financial Information – Net Book Value per Share of Tongjitang Shares.”

           In respect of Item 1010(c)(6), the Filing Persons are of the view that pro forma financial information giving the effect to the merger in respect of the other summarized financial information is not material and should not be required because:

(i)	the consideration offered consists solely of cash;

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

(ii)	the Merger is not subject to any buyer condition for financing; and
(iii)
the transaction is a Merger that will result in the cancellation of all outstanding shares and ADSs held by the public and the deregistration of the Company with the Commission and delisting of the Company’s securities from trading.

We have amended the Transaction Statement to clarify the foregoing. Please see page 78 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 85

39.
On page 85, you state that you have included a general summary of “certain” material United States federal income tax consequences.  Please revise to discuss all material federal income taxes and to remove the suggestion that your disclosure is not materially complete.  See Item 1004(a)(1)(xii) of Regulation M-A.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 86 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

40.	Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the Rule 13e-3 filing persons other than the company. See Item 1013(d) of Regulation M-A.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 87 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

Exhibit 99(c)(2)

41.
We note the apparent disclaimer on page 2 that the Morgan Stanley material is solely for the use and benefit of the independent committee and may not be relied upon by any other person for any purpose.  In addition, the Morgan Stanley material may not be disclosed or referred to by the independent committee to any third party or distributed, reproduced or used for any purpose without the prior written consent of Morgan Stanley.  We note similar language in Exhibit 99(c)(3).  Please disclose in the Transaction Statement, if true, that Morgan Stanley has consented to use of its materials in the document.

Response:  In response to the Staff’s comment, we have amended the Transaction Statement. Please see page 4 and 36 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 1.

*           *           *

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 19, 2011

Please do not hesitate to call Louis Lehot or Jason Schendel of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (650) 815-2640, or Scott Clemens or Chengfei Ding of Baker & McKenzie, counsel to the other Filing Persons, at + (86) 10 6535 3971, with any questions or further comments you may have regarding this filing or if you wish to discuss any of the above responses.

Sincerely,

/s/ Louis Lehot	/s/ Scott Clemens

Louis Lehot, Esq.	Scott Clemens, Esq.
for Sheppard, Mullin, Richter & Hampton llp	for Baker & McKenzie

cc:	Mr. Justin Chen, Tongjitang Chinese Medicines Company
Jason R. Schendel, Sheppard, Mullin, Richter & Hampton LLP
Robert Grauman, Baker & McKenzie LLP
Brian Spires, Baker & McKenzie LLP
Chengfei Ding, Baker & McKenzie LLP

CERTIFICATE OF ACKNOWLEDGEMENTS

Tongjitang Chinese Medicines Company, a Cayman Islands company (the “Company”) filed a Rule 13e-3 transaction statement on Schedule 13e-3 (the “Transaction Statement”) with the Securities and Exchange Commission (the “Commission”), on November 26, 2010 in connection with the agreement and plan of merger dated as of October 29, 2010 by and among the Company, Hanmax Investment Limited, a British Virgin Islands company wholly owned by Mr. Xiaochun Wang, chairman of the board of directors of the Company, Fosun Industrial Co., Limited, a Hong Kong company and Tonsun International Company Limited, a Cayman Islands company.

The Commission issued comments on the Transaction Statement on December 23, 2010 and requested certain acknowledgments from the persons filing the Transaction Statement.  In connection with responding to the SEC comments and filing amendments to the Transaction Statement and the exhibits thereto, each of the undersigned, severally and not jointly, does hereby acknowledge that:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This Certificate may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.

IN WITNESS HEREOF, each of the undersigned has executed, or has caused its duly authorized officer to execute, this Certificate on this 19th day of January 2011.

TONGJITANG CHINESE MEDICINES COMPANY

By:	/s/ Justin Chen
Name: Justin Chen
Title: Chief Operating Officer

CERTIFICATE OF ACKNOWLEDGEMENTS

In connection with the agreement and plan of merger dated as of October 29, 2010 by and among Tongjitang Chinese Medicines Company, a Cayman Islands company (the “Company”), Hanmax Investment Limited, a British Virgin Islands company wholly owned by Mr. Xiaochun Wang, chairman of the board of directors of the Company, Fosun Industrial Co., Limited, a Hong Kong company and Tonsun International Company Limited, a Cayman Islands company, the undersigned filed with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 (“Amendment No. 1”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, the “Transaction Statement”), initially filed with the Commission on November 26, 2010 on behalf of the filing persons named in Amendment No. 1.

The Commission issued comments on the Transaction Statement on December 23, 2010 and requested certain acknowledgments from the persons filing the Transaction Statement.  In connection with responding to the SEC comments and filing amendments to the Transaction Statement and the exhibits thereto, each of the undersigned, severally and not jointly, does hereby acknowledge that:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This Certificate may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.

IN WITNESS HEREOF, each of the undersigned has executed, or has caused its duly authorized officer to execute, this Certificate on this 19th day of January 2011.

HANMAX INVESTMENT LIMITED		FOSUN INDUSTRIAL CO., LIMITED

By:	/s/Xiaochun Wang	By:	/s/ Qiyu Chen
Name:	Xiaochun Wang	Name:	Qiyu Chen
Title:	Director	Title:	Chairman of the Board of Directors

TONSUN INTERNATIONAL COMPANY LIMITED		SHANGHAI FOSUN PHARMACEUTICAL (GROUP) CO. LTD

By:	/s/Xiaochun Wang	By:	/s/ Qiyu Chen
Name:	Xiaochun Wang	Name:	Qiyu Chen
Title:	Director	Title:	Chairman of the Board of Directors

FOSUN HIGH TECHNOLOGY (GROUP)		FOSUN INTERNATIONAL LIMITED
CO. LTD.

		By:	/s/ Guangchang Guo
By:	/s/ Guangchang Guo	Name:	Guangchang Guo
Name:	Guangchang Guo	Title:	Chairman of the Board of
Title:	Chairman of the Board of		Directors
Directors

FOSUN HOLDINGS LIMITED		FOSUN INTERNATIONAL HOLDINGS LTD.

By:	/s/ Guangchang Guo	By:	/s/ Guangchang Guo
Name:	Guangchang Guo	Name:	Guangchang Guo
Title:	Director	Title:	Director

MR. GUANGCHANG GUO		MR. XIAOCHUN WANG

By:	/s/ Guangchang Guo	By:	/s/ Xiaochun Wang